SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

22 November 2005	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Financial Results for the Third Quarter of 2005

NETANYA, Israel, November 21, 2005 – Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported third-quarter 2005 financial results.

Revenues for the third-quarter reached NIS 134.4 million (US$29.2 million) compared with NIS 145.6 million (US$31.7 million) for the third quarter of 2004 and NIS 135.8 million (US$29.5 million) for the second quarter of 2005. During third-quarter 2005, the company’s ARPU reached NIS 171 (monthly, not including 17% value-added tax) compared to NIS 178.9 in the third quarter of 2004 and NIS 172.6 in the second quarter of 2005. For the past few quarters the Company has succeeded in achieving lower churn and as of September 30, 2005, Matav had 250,700 subscribers, compared with 252,200 as of June 30, 2005 and 254,200 on March 31, 2005. Matav reported an increase in Internet subscribers reaching approximately 106,000 subscribers to date.

Revenues for the nine-month period reached NIS 407.6 million (US$88.6 million) compared with NIS 444.1 million (US$96.6 million) in the comparable period in 2004.

Third-quarter operating expenses increased to NIS 120.9 million (US$26.3 million) from NIS 112.5 million (US$24.5 million) in third-quarter 2004 and NIS 118.1 million (US$25.7 million) in the second quarter of 2005. The increase in operating expenses is due mainly to expenses related to the launch of new services such as VOD and the expansion of customer service operations.

Operating expenses for the nine-month period totaled NIS 357.1 million (US$77.7 million) compared with 353.4 million (US$76.9 million) for the comparable period in 2004.

Third-quarter gross profit totaled NIS 13.5 million (US$2.9 million) compared with NIS 33.1 million (US$7.2 million) for third-quarter 2004 and NIS 17.7 million (US$3.8 million) for the second-quarter of 2005. Gross profit for the nine-month period totaled NIS 50.5 million (US$11 million) compared with 90.8 million (US$19.7 million) for the comparable period in 2004.

Third-quarter selling and marketing expenses totaled NIS 12.8 million (US$2.8 million), compared with NIS 18.7 million (US$4.1 million) for third-quarter 2004 and compared to NIS 13.3 million (US$2.9 million) for the second quarter of 2005 .The decrease compared to the year-ago-quarter is due to high S&M expenses associated with the launch of the HOT brand in the third quarter of 2004. Selling and marketing expenses for the nine-month period decreased to NIS 40.7 million (US$8.9 million) compared with 50.1 million (US$10.9 million) for the comparable period in 2004.

Third-quarter G&A expenses reached NIS 10.7 million (US$2.3 million) compared with NIS 13.6 million (US$3 million) in third-quarter 2004 and NIS 10.5 million (US$ 2.3 million) for the second quarter of 2005. G&A expenses for the nine-month period totaled NIS 30.7 million (US$6.7 million), compared to NIS 34.1 million (US$7.4 million) for the comparable period in 2004.

Third-quarter operating loss totaled NIS 10 million (US$2.2 million), compared with an operating profit of NIS 0.85 million (US$0.2 million) for third-quarter 2004, and an operating loss of NIS 6 million (US$1.3 million) for the second quarter of 2005. Operating loss for the nine-month period totaled NIS 20.9 million (US$4.5 million), compared with an operating profit of 6.6 million (US$1.4 million) for the comparable period in 2004.

Third-quarter EBITDA reached NIS 23.9 million (US$5.2 million) compared with NIS 34.6 million (US$7.5 million) in third-quarter 2004 and NIS 25.8 million (US$5.6 million) in second quarter 2005. EBITDA for the nine-month period totaled NIS 77.6 million (US$16.9 million), compared with NIS 108.7 million (US$23.6 million) in the comparable period in 2004.

Third-quarter financing expenses declined to NIS 11.1 million (US$2.4 million) from NIS 12 million (US$2.6 million) in the comparable quarter of 2004 and NIS 15.2 million (US$3.3 million) in the second quarter of 2005. The decrease compared to the previous quarter is attributed mainly to differences in exchange rates and CPI changes.

Matav reported third-quarter net loss of NIS 22.1 million (US$4.8 million), or NIS 0.73 (US$0.16) per ordinary share, compared with a net loss of NIS 41.2 million (US$9 million), or NIS 1.40 (US$0.3) per ordinary share, for the third quarter of 2004. The year-ago quarter loss includes a one-time provision of approximately NIS 29 million (US$6.3 million). Net Income for the nine-month period reached NIS 110.2 million (US$24 million), or NIS 3.64 (US$0.79) per ordinary share, compared with a net loss of NIS 76.4 million (US$16.6 million), or NIS 2.60 (US$0.57), for the same period in 2004. The net income for the nine-month period in 2005 includes a gain of approximately NIS 170 million (US$37 million) from sales of Partner shares.

Net cash used in operating activities in the third quarter totaled NIS 75.3 million (US$ 16.4 million) compared to net cash of NIS 41.5 million (US$9 million) provided by the Company in the comparable quarter in 2004. In the third quarter of 2005, Matav paid the tax authorities, NIS 106 million, as part of a settlement agreement reached concerning gains from sales of Partner shares. Net cash for the nine-month period used in operating activities totaled NIS 43.1 million (US$9.4 million) compared to NIS 98.5 million (US$21.4 million) provided by the company in the comparable period in 2004.

Matav’s financial results are not consolidated with Hot Telecom (Matav’s telephony & corporate data joint partnership with the two other Israeli cable companies, 26.6% held by Matav). Hot Telecom’s revenues in the third quarter reached NIS 22 million (US$4.8 million), as compared to NIS 11 million (US$2.4 million) for the second quarter of 2005.

Matav’s Chairman of the Board, Meir Srebernik, commented: “
For the past few quarters we have succeeded in achieving lower churn and stabilized ARPU in our multi-channel television market. In addition, our new VOD service that was launched this year has turned out to be a success and we are witnessing increased demand for this new service. Still, our competitors’ market-share strategy in the broadband Internet market has led to a continued decline in prices in this market and we have initiated retention plans and ‘Triple-Play’ offerings in order to retain and sign-in new subscribers. These steps have led to an increase of approximately 4,500 Internet subscribers in the last quarter. I am glad to note that in our telephony services we are succeeding in signing-in new subscribers as planned”.

“The Company, together with the other cable companies (Tevel Group and Golden Channels Group), is currently examining the possibility of performing a full legal merger between the Groups, based on the merger agreements which were initialed by the parties in the year 2003, while performing some changes resulting from the passage of time and the change of circumstances.  According to the structure of the merger considered today, the Company, is intended to serve as the surviving company in the merger. The process of completing the full legal merger is still in the discussion stage, and there is no assurance that it shall be consummated”.

Management will conduct a teleconference tomorrow, November 22, 2005 at 10:00 a.m. U.S. Eastern Time. To participate, please dial 1-866-744-5399 in the United States and 011-972-3-9180609 internationally, several minutes prior to the start of the conference.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Tal Peres, CFO
Matav Cable Systems
Telephone: +972-9-860-2221

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com

MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	September 30,		September 30,
	2004	2004	2005	2005
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	24,250	10,277	85,915	18,685
Short-term deposit	50	-	-	-
Trade receivables	75,458	81,765	81,354	17,693
Other accounts receivables	20,010	14,974	19,444	4,229

Total current assets	119,768	107,016	186,713	40,607

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	101,736	89,029	37,398	8,133
Investments in other company	-	-	19,278	4,193
Investment in limited partnerships	1,656	1,626	1,117	243
Rights to broadcast movies and programs	26,509	29,994	26,709	5,809
Other receivables	601	602	315	69

	130,502	121,251	84,817	18,447

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,119,060	2,085,502	2,226,317	484,192
Less - accumulated depreciation	1,293,549	1,254,051	1,398,947	304,251

	825,511	831,451	827,370	179,941

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	3,101	3,272	2,627	571

	1,078,882	1,062,990	1,101,527	239,566

(1)	Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

				Convenience translation
	December 31,	September 30,		September 30,
	2004	2004	2005	2005
	AUDITED	UNAUDITED		UNAUDITED
	Reported NIS In thousands (1)			U.S. dollars

LIABILITIES AND SHAREHOLDERS' EQUITY:

CURRENT LIABILITIES:
Bank credit	465,339	430,909	553,256	120,326
Current maturities of debentures	34,005	34,107	34,206	7,439
Accounts payable and accruals:
Trade	104,282	97,722	105,015	22,839
Jointly controlled entity - current
accounts	18,112	15,274	10,852	2,360
Other accounts payable	201,943	208,632	108,277	23,549

Total current liabilities	823,681	786,644	811,606	176,513

LONG-TERM LIABILITIES:
Loans and debentures (net of current
maturities):
Loans from banks and others	101,457	114,863	57,368	12,477
Debentures	33,201	33,182	-	-
Customers' deposits for converters, net of
accumulated amortization	20,279	21,725	17,127	3,725
Accrued severance pay, net	2,483	2,208	3,234	703
Deferred taxes	-	-	4,252	925

Total long-term liabilities	157,420	171,978	81,981	17,830

Total liabilities	981,101	958,622	893,587	194,342

SHAREHOLDERS' EQUITY:
Share capital	48,899	48,899	48,901	10,635
Additional paid-in capital	375,538	375,538	375,538	81,674
Accumulated deficit	(326,656)	(320,069)	(216,499)	(47,085)

Total shareholders' equity	97,781	104,368	207,940	45,224

	1,078,882	1,062,990	1,101,527	239,566

(1)	Nominal financial reporting beginning January 1, 2004.

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MATAV – CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share and per ADS data)

	Three months ended September 30,		Nine months ended September 30,		Convenience translation Nine months ended September 30,
	2004	2005	2004	2005	2005
	Reported NIS In thousands (1)				U.S. dollars
	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED

Revenues	145,612	134,373	444,140	407,643	88,657

Operating expenses	112,479	120,911	353,383	357,123	77,669

Gross profit	33,133	13,462	90,757	50,520	10,988

Selling, marketing, general and
administrative expenses:
Selling and marketing	18,673	12,816	50,055	40,696	8,851
General and administrative	13,606	10,667	34,136	30,726	6,682

	32,279	23,483	84,191	71,422	15,533

Operating income (loss)	854	(10,021)	6,566	(20,902)	(4,545)
Financial expenses, net	(11,973)	(11,144)	(40,464)	(38,156)	(8,298)
Other income (expenses), net	(27,868)	73	(46,594)	163,577	35,576

Income (loss) before taxes on income	(38,987)	(21,092)	(80,492)	104,519	22,733

Taxes on income	6,888	(1,506)	6,888	(7,359)	(1,600)

Income (loss) after taxes on income	(45,875)	(19,586)	(87,380)	111,878	24,333
Equity in earnings (losses) of affiliates,
net	4,724	(2,473)	10,983	(1,721)	(374)

Net income (loss)	(41,151)	(22,059)	(76,397)	110,157	23,959

Net income (loss) per ordinary share	(1.40)	(0.73)	(2.60)	3.64	0.79

Net income (loss) per ADS	(2.80)	(1.46)	(5.20)	7.28	1.58

Weighted average number of shares
outstanding in thousands	29,364	30,223	29,359	30,222	30,222

Weighted average number of ADSs
outstanding in thousands	14,682	15,111	14,679	15,111	15,111

EBITDA calculation:
Operating income (loss)	854	(10,021)	6,566	(20,902)	(4,545)
Net of the effect of proportional
consolidation	(640)	(577)	(2,937)	(3,331)	(724)
Depreciation and amortization (including
income from amortization of deposits for
converters)	34,413	34,503	105,115	101,872	22,156

Memo EBITDA(*) - not including
proportional consolidation	34,627	23,905	108,744	77,639	16,887

(1)	Nominal financial reporting beginning January 1, 2004.

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(*)	EBITDA is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further a perspective regarding these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

EBITDA may not be indicative of the historic operating results of the Company. Nor is meant to be predictive of potential future results.

Reconciliation between the operating profit in the financial statements and EBIDTA is presented in the attached summary financial statements.

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